Manulife Private Credit Plus Fund

200 Berkeley Street

Boston, MA 02116

October 13, 2023

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: David L. Orlic

Re: Manulife Private Credit Plus Fund - File No. 811-23896

Dear Mr. Orlic:

On behalf of the Manulife Private Credit Plus Fund (the “Fund”), we submit this letter in response to comments received by the letter dated September 25, 2023, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) in connection with the registration statement on Form N-2 for the Fund filed with the SEC on August 25, 2023, accession no. 0001193125-23-221355 (the “Registration Statement”).

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised.

For convenience, we have set forth each comment below, followed by the Fund’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

PROSPECTUS

Introduction - page 1

1.	Disclosure in this section indicates that the fund will invest directly in loans and other credit investments but also is characterized as a “fund of funds.” Please clarify disclosure on this point.

Response: The Fund respectfully states that it is a “fund of funds.” As disclosed in the Registration Statement, the Fund maintains the flexibility to invest directly or indirectly in loans and other credit investments. However, as a general matter, it is expected that the Fund will pursue its investment strategies by investing indirectly in underlying funds, including, but not limited to, closed-end investment companies, business development companies, private funds (other than affiliated private funds), and exchange-traded funds. Accordingly, the disclosure will be edited to state as follows:

October 13, 2023

“The fund’s investment strategy may be implemented both ~~directly~~indirectly, by investing ~~in Private Credit Investments and indirectly by investing~~ in affiliated and unaffiliated underlying funds, including, but not limited to, closed-end investment companies, business development companies (“BDCs”), private funds (other than affiliated private funds), and exchange-traded funds (“ETFs”) (the “Underlying Funds”), and directly, by investing in Private Credit Investments, as determined by the Subadviser. The investment performance of the fund will reflect both the Subadvisor’s allocation decisions with respect to the Underlying Funds as well as the investment decisions made by the Underlying Funds’ managers and the performance of direct investments selected by the Subadvisor.”

To the extent other sections of the Registration Statement contain the same or similar disclosure, the same changes will be made in those sections.

The Offering, page 5

2.

Please advise whether the fund will invest more than 15% of its net assets in hedge funds and private equity funds that rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act. If so, please delete disclosure indicating that the fund may reduce or modify the minimum initial investment in the fund’s sole discretion and also restrict sales only to investors that, at a minimum, satisfy the accredited investor standard, or provide a legal analysis as to why it would be appropriate for the fund to offer shares without imposing these limitations. We may have additional comments after reviewing your response.

Response: The Fund does not anticipate that it will invest more than 15% of its net assets in hedge funds and private equity funds that rely on Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Fees and Expenses, page 12

3.	The “(4)” is missing from the list of footnotes though the footnote is properly included. Please revise.

Response: The requested change has been made.

Example, page 13

4.	Please confirm that the Year 3 value is accurate given the waiver is in effect for two years.

Response: The Fund has changed the Expense Example amount in Year 3 from $101 to $85.

October 13, 2023

Risk Factors, page 17

5.	Please reorder the risk factors so that they are in order of relative importance. See ADI 2019-08—Improving Principal Risks Disclosure, available on the Commission’s website.

Response: The Fund respectfully submits that the current order of the principal risks is in compliance with the requirements of Form N-2, which does not require listing the principal risks of investing in a fund in any particular order. The Fund further notes that the alphabetical ordering convention of its “Risk Factors” is consistent across the John Hancock complex. However, in order to clarify for shareholders that they should not make any assumptions regarding the significance of the risk factors based on their current order, the Fund includes the following disclosure in the introductory paragraph under the heading “Risk Factors”:

“The descriptions appear in alphabetical order, not in order of importance.”

Credit and Counterparty Risk, page 18

6.	Please identify non-investment grade bonds as “junk” bonds, as they are commonly known.

Response: The requested changes have been made.

Portfolio Management Information, page 70

7.	Please revise to include a 5 year business history per Item 9.1.c of Form N-2.

Response: The requested changes have been made.

The Subadvisory Agreement, page 71

8.	Please disclose that the subadvisory fee is 0.07%.

Response: The Fund notes that in response to Item 20.1.c. of Form N-2, it provides the required disclosure of information regarding the advisory fee payable by the Fund, and that the subadvisory fees are paid by the John Hancock Investment Management LLC (the “Advisor”) and are not a responsibility of the Fund. The Fund is not aware of any rulemaking to the contrary and believes that it is not beneficial to a fund to disclose such subadvisory fees. The SEC noted in “Exemption from Shareholder Approval for Certain Subadvisory Contracts,” IC-26230 (Oct. 23, 2003) (not subsequently adopted) at page 4 that an adviser can bargain for lower subadvisory fees, which may benefit the fund and its shareholders. The proposal goes on to note that sponsors of manager of managers funds may be able to negotiate lower subadvisory fees when they are not required to separately disclose subadvisory fees, which may lower fund expenses to the benefit of shareholders. The Fund believes that the relevant metric to shareholders is the management fee paid by shareholders and that the subadvisory fee is not relevant, and notes that shareholders are able to compare advisory fees paid by the Fund with those of other investment companies. The Fund also notes that disclosures regarding subadvisory fees paid by the Advisor are made when the rules require such disclosure, for example pursuant to the requirements of proxies and information statements as specified under section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For these reasons, the Fund respectfully declines to make the requested change.

October 13, 2023

Repurchases of Shares, page 79

9.

Please revise disclosure in this section and throughout to provide that payment in repurchase offers will be made no later than 5 business days after the expiration date. See Exchange Act Release No. 43069 (July 24, 2000), section II.D.

Response: The Fund confirms that it will comply with the requirements of Rule 13e-4 in connection with any future repurchase offers but notes that it currently does not intend to offer to repurchase Shares at any time during the first year of operations.

In response to the Staff’s comment, the second paragraph of the “Repurchases of Shares” sub-section provided in the “REPURCHASES AND TRANSFERS OF SHARES” section of the Registration Statement will be edited as follows:

“The Advisor expects that, generally, it will recommend to the Board that each repurchase offer ordinarily be limited to the repurchase of no more than 5% of the Shares outstanding although any particular recommendation may be outside this range. Each repurchase offer ordinarily will be limited to the repurchase of no more than 5%. If the value of Shares tendered for repurchase exceeds the value the fund intended to repurchase, the fund may determine to repurchase less than the full number of Shares tendered. In such event, Shareholders will have their Shares repurchased on a pro rata basis, and tendering Shareholders will not have all of their tendered Shares repurchased by the fund. Shareholders tendering Shares for repurchase will be asked to give written notice of their intent to do so by the date specified in the notice describing the terms of the applicable repurchase offer. The ~~tender offer period will likely commence approximately 75 days or less prior to the date of repurchase by the fund, with the Expiration Date (as defined below) typically being approximately 50 days or less prior to the date of repurchase by the fund.~~repurchase offer will be conducted and paid in accordance with the requirements of Rule 13e-4 under the 1934 Act.”

To the extent other sections of the Registration Statement contain the same or similar disclosure, the same changes will be made in those sections.

STATEMENT OF ADDITIONAL INFORMATION

Appendix B – Proxy Voting Policies

10.	Page B-9 through B-28 of this document are marked “INTERNAL.” Please revise or explain the meaning of this notation.

October 13, 2023

Response: The “INTERNAL” references will be removed on pages B-9 through B-28 of the document.

EXHIBITS

Exhibits

11.	Please ensure that all participation agreements are filed as exhibits.

Response: Any applicable participation agreement(s)/Fund of Funds Investment Agreement(s) required by Rule 12d1-4 under the 1940 Act will be filed via a POS EX filing.

DECLARATION OF TRUST

Declaration of Trust

12.

Please disclose the exclusive federal forum provision in Section 2.11(b) of this exhibit and the corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is question regarding the enforceability of this provision since the 1940 Act permits shareholder to bring claims arising from that Act in both state and federal courts).

Response: The Fund respectfully acknowledges the Staff’s comment. However, the Fund believes the current disclosure is appropriate and consistent with the requirements of Form N-2. In particular, in light of recent Federal court precedent addressing the matter of forum selection and the 1940 Act, the Fund respectfully declines to state that any such provisions may not apply to claims arising under the federal securities laws, such as claims arising under the 1940 Act. See Saba Cap. Master Fund, Ltd. v. ClearBridge Energy Midstream Opportunity Fund Inc., No. 23-CV-5568 (JSR) (S.D.N.Y. Sept. 26, 2023) (rejecting claim that forum selection clauses do not apply to claims under 1940 Act and dismissing claims not brought in the proper forum).

13.	Please disclose the provision of Section 2.11(d) of this exhibit (relating to the requirement of a pre-suit demand with respect to derivative claims).

Response: The Fund respectfully acknowledges the Staff’s comment. However, the Fund believes the current disclosure is appropriate and consistent with the requirements of Form N-2.

14.

Please revise this exhibit to state that Section 2.11(g) does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and that the provision does not apply to claims arising under the federal securities laws.

October 13, 2023

Response: The Fund respectfully acknowledges the Staff’s comment. However, the Fund believes the current disclosure is appropriate and consistent with the requirements of Form N-2. As stated above in response to Comment 12, in light of recent Federal court precedent, the Fund respectfully declines to state that this provision may not apply to claims arising under the federal securities laws. See Saba Cap. Master Fund, Ltd. v. ClearBridge Energy Midstream Opportunity Fund Inc., No. 23-CV-5568 (JSR).

[SIGNATURE PAGE FOLLOWS]

October 13, 2023

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If you have any questions, please contact Pablo Man at Pablo.Man@klgates.com or at (617) 951-9209, George Zornada at George.Zornada@klgates.com or at (617) 261-3231, Mark Goshko at Mark.Gosko@klgates or at (617) 261-3163 or me at bseel@jhancock.com.

Sincerely,

/s/ Betsy Anne Seel
Betsy Anne Seel

cc:	Mark Goshko, Esq.

George Zornada, Esq.

Pablo Man, Esq.